EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
           CALGARY, ALBERTA - NOVEMBER 5, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of Cdn $0.15 (fifteen cents) per share. The dividend will be payable January 1, 2004, to shareholders of record at the close of business on December 12, 2003.




For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


  TELEPHONE:  (403) 514-7777                                ALLAN P. MARKIN
                                                                   Chairman

  FACSIMILE:  (403) 517-7370                               JOHN G. LANGILLE
  EMAIL:      investor.relations@cnrl.com                         President
  WEBSITE:    www.cnrl.com
                                                              STEVE W. LAUT
                                                    Chief Operating Officer
  TRADING SYMBOL - CNQ
  Toronto Stock Exchange                                    COREY B. BIEBER
  New York Stock Exchange                                          Director
                                                         Investor Relations